Mail Stop 3561

July 11, 2007

Mr. William McGinnis
Chief Executive Officer and Director
National Technical Systems, Inc.
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302

> **Re: National Technical Systems, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed April 30, 2007**
> **Form 10-QSB for Fiscal Quarter Ended April 30, 2007**
> **Filed June 13, 2007**
> **File No. 0-16438**

Dear Mr. McGinnis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>January 31, 2007 10-K</u>

<u>Report of Independent Registered Public Accounting Firm, page 32</u>

1.   We noted that part of the examination was completed by other auditors, which was referenced in the report. Please include the audit reports issued by the other auditors covering this period. Refer to Rule 2-05 of Regulation S-X for guidance

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies